

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 2, 2008

Mr. David H. Shipman
Chief Financial Officer
O2Diesel Corporation
100 Commerce Drive; Suite 301
Newark, Delaware 19713

> **Re:    O2Diesel Corporation**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Form 10-Q/A for the Period Ended March 31, 2008**
> **Form 10-Q/A for the Period Ended June 30, 2008**
> **File No.  1-32228**

Dear Mr. Shipman:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief